Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 9 DATED JANUARY 15, 2021
TO THE PROSPECTUS DATED APRIL 30, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio;
•to disclose the transaction price for each class of our common stock as of February 1, 2021;
•to disclose the calculation of our December 31, 2020 net asset value (“NAV”) per share for each share class; and
•to provide an update on our current public offering (the “Offering”).

Portfolio Updates for the Month Ended December 31, 2020

Our NAV per share increased for the month ending December 31, 2020, up $0.08 and $0.06 on our Class I and Class S shares, respectively. The net price gain for the month was driven by appreciation on our multifamily investments and mark-to-market increases on our real estate-related securities positions. Rent and interest income collections increased by 1%, with December collections reported at 94% compared to 93% the prior month.

On December 9, we acquired Arbors of Las Colinas, a 408-unit, 96%-occupied, garden-style, multifamily property in Dallas, Texas for $63.5 million. The property has the potential to generate consistent cash flows due to its stabilized occupancy and strong in-place rents, and it has potential upside from light renovations.

For the month ending December 31, the portfolio is invested 76% in real property, 16% in real estate-related debt and 8% cash and cash equivalents. Our real property investments are split between multifamily (63%) and office (37%). The Company’s leverage ratio increased to 46% compared to 38% in the prior month primarily due to the closing of the Arbors of Las Colinas investment.

February 1, 2021 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2021 (and repurchases as of January 31, 2021) is as follows:

Transaction Price (per share)
Class S	$10.4993
Class I	$10.6190
Class T	$10.6190
Class D	$10.6190

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2020. A detailed calculation of the NAV per share is set forth below.

As of December 31, 2020, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of December 31, 2020 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
December 31, 2020 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The February 1, 2021 transaction price is being determined based on our NAV as of December 31, 2020. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate-related debt investments and property-level debt liabilities.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2020:

Components of NAV	December 31, 2020
Investments in real properties	$353,076,942
Investments in real estate-related securities	74,516,095
Cash and cash equivalents	32,342,856
Restricted cash	5,976,695
Other assets	3,569,600
Debt obligations	(229,476,697)
Accrued performance fee(1)	(2,415,783)
Accrued stockholder servicing fees(2)	(96,381)
Management fee payable	(384,013)
Dividend payable	(768,521)
Subscriptions received in advance	—
Other liabilities	(8,281,753)
Non-controlling interests in joint ventures	(11,822,730)
Net asset value	$216,236,310
Number of shares outstanding	20,510,001

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$136,834,034	$79,402,276	$—	$—	$216,236,310
Number of shares outstanding	13,032,650	7,477,351	—	—	20,510,001
NAV per share as of December 31, 2020	$10.4993	$10.6190	$—	$—

As of December 31, 2020, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.03%	5.11%
Office	7.73%	6.81%

These assumptions are determined by the Adviser and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	1.91%	1.83%
(weighted average)	0.25% increase	(1.91)%	(1.76)%
Exit Capitalization Rate	0.25% decrease	3.15%	2.29%
(weighted average)	0.25% increase	(2.96)%	(2.06)%

The following table provides a breakdown of the major components of our total NAV as of November 30, 2020:

Components of NAV	November 30, 2020
Investments in real properties	$284,748,807
Investments in real estate-related securities	74,828,104
Cash and cash equivalents	46,437,870
Restricted cash	4,221,241
Other assets	3,297,993
Debt obligations	(182,680,919)
Accrued performance fee(1)	(2,130,195)
Accrued stockholder servicing fees(2)	(88,228)
Management fee payable	(352,618)
Dividend payable	(710,887)
Subscriptions received in advance	—
Other liabilities	(9,294,870)
Non-controlling interests in joint ventures	(7,939,148)
Net asset value	$210,337,150
Number of shares outstanding	20,069,223

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$129,522,730	$80,814,420	$—	$—	$210,337,150
Number of shares outstanding	12,402,442	7,666,781	—	—	20,069,223
NAV per share as of November 30, 2020	$10.4433	$10.5409	$—	$—

As of November 30, 2020, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

We are offering on a continuous basis up to $2 billion in shares of common stock, consisting of up to $1.6 billion in shares in our primary offering and up to $0.4 billion in shares pursuant to our distribution reinvestment plan.

As of the date hereof, we had issued and sold (i) 20,815,609 shares of our common stock (consisting of 13,245,781 Class S shares and 7,569,828 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the primary offering for total proceeds of $210,298,447 and (ii) 244,029 shares of our common stock (consisting of 232,774 Class S shares and 11,255 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $2,511,462. We intend to continue selling shares in the Offering on a monthly basis.